JONES DAY
NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190
TELEPHONE: (216) 586-3939 • FACSIMILE: (216) 579-0212

Direct Number: (216) 586-7302
jpdougherty@jonesday.com
October 20, 2008
VIA EDGAR CORRESPONDENCE
AND FACSIMILE (202-772-9368)
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Laura Nicholson

Re:	Cliffs Natural Resources Inc. (f/k/a
Cleveland-Cliffs Inc)
Amendment No. 2 to Registration Statement on Form S-4
Filed October 15, 2008
File No. 333-152974
Dear Ms. Nicholson:
     We are submitting this letter on behalf of our client, Cliffs Natural Resources Inc. (formerly known as Cleveland-Cliffs Inc) (“Cliffs”), in response to the comment made by the staff of the U.S. Securities and Exchange Commission (the “Commission”) in its correspondence dated October 20, 2008 (the “Comment Letter”), to Cliffs with respect to Amendment No. 2 to the registration statement on Form S-4 No. 333-152974 filed by Cliffs with the Commission on October 15, 2008 (“Amendment No. 2”). Pursuant to our phone discussion this afternoon, we have enclosed herewith a marked copy of pages 27 and 29 of Amendment No. 2 that have been modified to address the Commission staff’s comment set forth in the Comment Letter.
     If you have any questions regarding this matter, please contact the undersigned at (216) 586-7302. Thank you for your continued attention to this matter.

Securities and Exchange Commission
October 20, 2008

Sincerely,

/s/ James P. Dougherty
James P. Dougherty
Jones Day

cc:	Anne Nguyen Parker, U.S. Securities and Exchange Commission
Shannon Buskirk, U.S. Securities and Exchange Commission
Chris White, U.S. Securities and Exchange Commission
George W. Hawk, Jr., Esq., Cliffs Natural Resources Inc.
Vaughn R. Groves, Esq., Alpha Natural Resources, Inc.
Lyle G. Ganske, Esq., Jones Day
Ethan A. Klingsberg, Esq., Cleary Gottlieb Steen & Hamilton LLP

RISK FACTORS

In deciding whether to vote for the adoption of the merger agreement, in the case of Alpha stockholders, or for adoption of the merger agreement and approval of the issuance of Cliffs common shares, in the case of Cliffs shareholders, we urge you to carefully consider all of the information included or incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 239. You should also read and consider the risks associated with each of the businesses of Cliffs and Alpha because these risks will also affect the combined company. The risks associated with the business of Alpha can be found in the Alpha Annual Report on Form 10-K for the year ended December 31, 2007, which is incorporated by reference in this joint proxy statement/prospectus. In addition, we urge you to carefully consider the following material risks relating to the merger, the business of Cliffs and the business of the combined company.

Risks Relating to the Merger

Cliffs may fail to realize all of the anticipated benefits of the merger, which could reduce Cliffs’ profitability.

Cliffs expects that the acquisition of Alpha will result in certain synergies, business opportunities and growth prospects. Cliffs, however, may never realize these expected synergies, business opportunities and growth prospects. Integrating operations will be complex and will require significant efforts and expenses on the part of both Cliffs and Alpha. Personnel may leave or be terminated because of the merger. Cliffs’ management may have its attention diverted while trying to integrate Alpha. In addition, Cliffs may experience increased competition that limits its ability to expand its business, Cliffs may not be able to capitalize on expected business opportunities including retaining Alpha’s current customers, assumptions underlying estimates of expected cost savings may be inaccurate, or general industry and business conditions may deteriorate. If these factors limit Cliffs’ ability to integrate the operations of Alpha successfully or on a timely basis, Cliffs’ expectations of future results of operations, including certain cost savings and synergies expected to result from the merger, may not be met. In addition, Cliffs’ growth and operating strategies for Alpha’s business may be different from the strategies that Alpha currently is pursuing.

Because the market price of Cliffs common shares will fluctuate, Alpha stockholders cannot be sure of the value of the merger consideration they will receive.

In the merger, each share of Alpha common stock (other than shares of Alpha common stock held by any dissenting Alpha stockholder that has properly exercised appraisal rights in accordance with Delaware law, shares of Alpha common stock held in treasury by Alpha or shares of Alpha common stock owned by Cliffs) will be converted into the right to receive $22.23 in cash and 0.95 of a common share of Cliffs. The price of Cliffs common shares at the closing date of the merger or when the Cliffs common shares are received by Alpha stockholders may vary from their respective prices on the date of this joint proxy statement/prospectus and on the date of the Alpha special meeting. As a result, Cliffs shareholders and Alpha stockholders will not know the exact value of the Cliffs common shares that will be issued in the merger at the time they vote on the merger proposals. Share price changes may result from a variety of factors, including general market and economic conditions, changes in Cliffs’ and Alpha’s respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond Cliffs’ and Alpha’s control. For instance, as a result of the recent deterioration of general economic conditions and the intensification of the credit crisis both in the U.S. and worldwide, the market price for both Alpha’s shares of common stock and Cliffs’ common shares has declined significantly during the last month. You should obtain current market quotations for Cliffs common shares and shares of Alpha common stock.

The market price for Cliffs common shares may be affected by factors different from, or in addition to, those affecting shares of Alpha common stock, and the market value of Cliffs common shares may decrease after the closing date of the merger.

The businesses of Cliffs and Alpha differ in some respects and, accordingly, the results of operations of the combined company and the market price of the combined company’s common shares may be affected by factors different from those currently affecting the independent results of operations of each of Cliffs and Alpha. In addition, the market value of the common shares of Cliffs that Alpha stockholders receive in the merger could decrease following the closing date of the merger. For a discussion of the business of Cliffs and factors to consider in

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result from the merger, then Cliffs shareholders could experience dilution of their economic interest in Cliffs without receiving a commensurate benefit. The merger could also result in dilution to Cliffs’ earnings per share.

Obtaining required approvals and satisfying closing conditions may prevent or delay completion of the merger.

The merger is subject to customary conditions to closing. These closing conditions include, among others, the receipt of required approvals of the stockholders of Alpha and shareholders of Cliffs and the receipt of certain governmental consents and approvals. No assurance can be given that the required shareholder and governmental consents and approvals will be obtained or that the required conditions to closing will be satisfied, and, if all required consents and approvals are obtained and the conditions are satisfied, no assurance can be given as to the terms, conditions and timing of the consents and approvals. Cliffs and Alpha will also be obligated to pay certain investment banking, financing, legal and accounting fees and related expenses in connection with the merger, whether or not the merger is completed.

The fairness opinions obtained by Cliffs and Alpha from their respective financial advisors will not reflect changes in circumstances between signing the merger agreement and the completion of the merger.

Cliffs and Alpha have not obtained updated opinions as of the date of this document from J.P. Morgan, Cliffs’ financial advisor, or Citi, Alpha’s financial advisor. These opinions speak only as of their respective dates and do not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed. Changes in the operations and prospects of Cliffs or Alpha, general market and economic conditions (including the recent deterioration of general economic conditions and the intensification of the credit crisis both in the U.S. and worldwide, as a result of which the market price for both Alpha’s shares of common stock and Cliffs’ common shares has declined significantly during the last month) and other factors which may be beyond the control of Cliffs and Alpha, and on which the fairness opinions were based, may alter the value of Cliffs or Alpha or the prices of Cliffs common shares or shares of Alpha common stock by the time the merger is completed. For a description of the opinions that Cliffs and Alpha received from their respective financial advisors, please refer to “The Merger — Opinion of Cliffs’ Financial Advisor” beginning on page 76 and “The Merger — Opinion of Alpha’s Financial Advisor” beginning on page 64.

Whether or not the merger is completed, the announcement and pendency of the merger could cause disruptions in the businesses of Cliffs and Alpha, which could have an adverse effect on their respective businesses and financial results.

Whether or not the merger is completed, the announcement and pendency of the merger could cause disruptions in the businesses of Cliffs and Alpha. Specifically:

•	current and prospective employees of Alpha will experience uncertainty about their future roles with the combined company, which might adversely affect Cliffs’ and Alpha’s ability to retain key managers and other employees; and

•	the attention of management of each of Cliffs and Alpha may be directed toward the completion of the merger.

In addition, Cliffs and Alpha have each diverted significant management resources in an effort to complete the merger and are each subject to restrictions contained in the merger agreement on the conduct of their respective businesses. If the merger is not completed, Cliffs and Alpha will have incurred significant costs, including the diversion of management resources, for which they will have received little or no benefit. Further, Alpha and Cliffs may be required to pay to the other a termination fee of either $100 million or $350 million if the merger agreement is terminated, depending on the specific circumstances of the termination. For a detailed description of the circumstances in which such termination fee will be paid, see “The Merger Agreement — Termination Fees” beginning on page 113.

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